Robert F.X. Sillerman
Sillerman Capital Holdings, L.P.
Laura Sillerman
159 E. 70th Street
New York, New York 10021

June 10, 2011

Via EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

Re:	CKx, Inc. Schedule 13E-3 filed on May 26, 2011 Filed by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman File No. 005-54765

Dear Mr. Hindin:

In connection with the responses of the undersigned (the “Respondents”), dated as of June 8, 2011, to comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter from you dated June 2, 2011, regarding the Schedule 13E-3 filed with the Commission on May 26, 2011, each of the Respondents hereby acknowledges that:

•	such Respondent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Respondent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

/s/ Laura Sillerman
Laura Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

By:  Sillerman Capital Holdings, Inc., its General Partner

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
President